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SEC FILE NUMBER 0-9407
CUSIP NUMBER 204513 10 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q
☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2004

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: __________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

N/A

PART I — REGISTRANT INFORMATION

Compex Technologies, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

1811 Old Highway 8

Address of Principal Executive Office (Street and Number)

New Brighton, Minnesota 55112-3493

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On September 8, 2004, Ernst & Young LLP advised the Registrant of a potential impairment of their independence caused by the service on the Registrant’s board of directors of a retired partner of Ernst & Young LLP. The retired partner retired from Ernst & Young LLP in June 2000 and became a member of the Board of Directors of the Registrant in November 2002. Ernst & Young LLP has advised the Registrant that it will not be in a position to render its opinion on the Registrant’s financial statements until the issue has been resolved.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Scott Youngstrom	(651)	638-0428

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐   No ☒   Yes

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   No ☐   Yes

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Compex Technologies, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	September 13, 2004	By	/s/ Scott P. Youngstrom

Name: Scott P. Youngstrom
Title: Vice President of Finance and Chief Financial Officer

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Exhibit

September 10, 2004

Compex Technologies, Inc.
1811 Old Highway 8
New Brighton, MN 55112

Dear Sir:

In accordance with the notification to the Securities and Exchange Commission of Form 12b-25 of Compex Technologies, Inc.’s (the “Registrant”) inability to timely file its annual report on Form 10-K for the year ended June 30, 2004, the factors described in the succeeding paragraph make impossible the submission of our report as of a date which will permit timely filing of your 2004 annual report to the Commission.

We have advised the Registrant of a potential impairment of our independence caused by the service on the Registrant’s board of directors of a retired partner of Ernst & Young LLP. The retired partner retired from Ernst & Young LLP in June 2000 and became a member of the Board of Directors of the Registrant in November 2002. We have advised the Registrant that we will not be in a position to render our opinion on the Registrant’s financial statements until the issue has been resolved.

You are authorized to attach a copy of this letter as an exhibit for Form 12b-25 to the Securities and Exchange Commission.

Very truly yours,

Ernst & Young LLP

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